Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED 2008 APR 30 A 9:52

Att:	Division of Corporation Finance		
Company:	United States Securities [redacted]n	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	ıame) Relations	*Phone:*	*(48 76) 747 81 30*
Company:	08002251	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	24 April 2008	*No of sheets:*	3

SUPPL

Current report 26/2008

The Management Board of KGHM Polska Miedź S.A. hereby provides information on Members of the Management Board appointed by the Supervisory Board of the Company on 23 April 2008:

PROCESSED
MAY 06 2008
THOMSON REUTERS

Herbert Wirth (52)

Education and professional qualifications:

- higher – AGH University of Science and Technology in Kraków, Department of Geology and Exploration, specialty: geology of ore deposits and mathematical geology (1981)
- doctor's degree studies at AGH University of Science and Technology in Kraków – doctor's degree in science
- Post-Graduate Studies – Management in market economy at the University of Wrocław, Faculty of Law and Administration, Environmental Protection Law at the University of Wrocław, Department of Law and Administration and Project Management in accordance with the Project Management Institute (PMI) at George Washington University
- Certifications:
  - Central Geological Office with respect to the conduct of geological work on permanent mineral deposits
  - Minister of Enviromental Protection, Natural Resources and Forestry with respect to water management
  - Expert with respect to the preparation of forecasts of the impact of town planning assumptions on the natural environment (WD – 051)
  - Expert with respect to the preparation of environmental impact studies (WD – 090)
  - Chief management system auditor in accordance with ISO 9000, 14 000, 18000 and OHSAS

Positions held and professional career:

17.03.2006 – present	KGHM CUPRUM CBR Sp. z o.o., Vice President of the Management Board
10.01.2002-17.03.2006	Head Office of KGHM Polska Miedź S.A., Director for New Business Development and Project Management

Exemption number: 82 4639

01.04.1998–10.01.2002	Centrum Badawczo-Projektowe Miedzi „CUPRUM" sp. z o.o., Manager of Geological Studies and Analysis Division
01.05.1993-30.11.1998	proGEO Sp. z o.o in Wrocław, manager and consultant
01.07.1992-30.04.1993	G.E.O.S. GmbH Freiberg (Germany), apprenticeship in environmental geology, environmental protection and economy
1981-30.04.1991	Primary School no. 37 in Wrocław, mathematics and German teacher
01.10.1990-31.08.1992	Przedsiębiorstwo Geologiczne in Wrocław, team member and geologist and deputy section manager

He is not engaged in activities outside of KGHM Polska Miedź S.A. which are competitive with the activities of KGHM Polska Miedź S.A. He is not partner in a civil or other type of a company which is competitive with KGHM Polska Miedź S.A. He is not a member of a body of a capital company which is competitive with KGHM Polska Miedź S.A. He does not participate in any other legal entity as a member of its body.
He is not listed in the Register of Insolvent Debtors maintained on the basis of the National Court Register law.

On 23 April 2008 the Supervisory Board of KGHM Polska Miedź S.A. appointed Herbert Wirth as I Vice President of the Management Board of KGHM Polska Miedź S.A.

Maciej Tybura (37)

Education and professional qualifications:

higher – Poznań University of Economics, Department of Management, specialty – Finance, corporate accounting (1995),
MBA Post-Graduate Studies - Wrocław University of Economics (2000),
Post-Graduate Studies – Costs Management – Wrocław College of Business and Commerce (2001),
London – Association of Chartered Certified Accountants (ACCA) (presently)

Positions held and professional career:

2005 – present	Wintech Production Group Sp. z o. o., Vice President of the Management Board
2002 – 2005	KGHM METALE S.A., Director for Finance and Investments - Proxy
2000 – present	OTREK – Europejskie Centrum Rozwoju Biznesu Sp. z o. o., Project Manager
1997 – 2002	Wrozamet S.A. – MCC&Fagor Electrodomesticos Group, 1997 – 2002 Head of Strategic Planning Bureau, 2001 – 2002 Chief Financial Supervisor,
1997	POZ – Buliding Holding S.A. – Hochtif AG Group, Specialist for Investments
1995 – 1997	Academy of Hotel Management and Catering Industry, Department of Management and Marketing, Lecturer
1995 – 1996	DGA S.A. Consulting-Auditing Company, Consultant – Project Manager
1990 – 1997	Private business activities

Exemption number: 82 4639

Additionally, he was on the supervisory boards of Walcownia Metali Nieżelaznych Sp. z o. o. in Gliwice and PIGO S.A. - MCC&Fagor Electrodomesticos Group as Chairman of the Supervisory Board.

He is not engaged in activities outside of KGHM Polska Miedź S.A. which are competitive with the activities of KGHM Polska Miedź S.A. He is not partner in a civil or other type of a company which is competitive with KGHM Polska Miedź S.A. He is not a member of a body of a capital company which is competitive with KGHM Polska Miedź S.A. He does not participate in any other legal entity as a member of its body.
He is not listed in the Register of Insolvent Debtors maintained on the basis of the National Court Register law.

Legal basis: § 5 sec. 1 point 22 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 No. 209, item 1744)

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

PREZES ZARZADU
Mirosław Krutin

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	23 April 2008	*No of sheets:*	*1*

Current report 25/2008

The Management Board of KGHM Polska Miedź S.A. announces that on 23 April 2008 the Supervisory Board of the Company recalled from the position of Member of the Management Board - Vice President of the Management Board of KGHM Polska Miedź S.A.: Marek Fusiński, Stanisław Kot and Ireneusz Reszczyński.
Simultaneously, the Supervisory Board of the Company has appointed Maciej Tybura and Herbert Wirth to the position of Member of the Management Board - Vice President of the Management Board of KGHM Polska Miedź S.A.

The Supervisory Board of the Company has decided that the Management Board of KGHM Polska Miedź S.A. shall be comprised of three Members as of 23 April 2008.

The Company will provide information on the newly-appointed Members of the Management Board, as required by the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities, at a later date in the form of an individual current report.

Legal basis: § 5 sec. 1 point 21 and 22 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 No. 209, item 1744)

END